Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220046

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 4, DATED SEPTEMBER 14, 2018
TO THE PROSPECTUS, DATED JULY 18, 2018

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated July 18, 2018 (the “Prospectus”), as supplemented by Supplement No. 1, dated August 15, 2018, Supplement No. 2, dated August 16, 2018, and Supplement No. 3, dated September 10, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to update the offering price and transaction price for each class of our common stock as of October 1, 2018;

B.	to disclose the calculation of our August 31, 2018 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes; and

C.to update disclosure in the “Experts” section of the Prospectus.

A.	October 1, 2018 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2018 (and repurchases as of September 30, 2018) is as follows:

	Offering Price	Transaction Price
	(per share)	(per share)
Class T	$10.27	$9.91
Class S	$10.27	$9.91
Class D	$9.91	$9.91
Class I	$9.91	$9.91

The transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2018. The NAV per share as of August 31, 2018 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

B.	August 31, 2018 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.hinessecurities.com/hgit and is also available on our toll-free information line at (888) 220-6121. Please see “Valuation Policy and Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S., Inc., or Altus, the independent valuation firm we have engaged to assist in the determination of our NAV per share and to provide us with a conclusion with respect to the reasonableness of our NAV per share for each class of shares of our common stock. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus concluded that the new NAV per share of our common stock as of August 31, 2018 set forth below is reasonable.

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of August 31, 2018 and July 31, 2018 (the NAV per share is the same for each class of shares of our common stock):

	August 31, 2018		July 31, 2018
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$733,981	$18.16	$731,632	$18.38
Other assets	45,627	1.13	42,396	1.07
Debt and other liabilities	(379,108)	(9.38)	(379,760)	(9.54)
NAV	$400,500	$9.91	$394,268	$9.91
Shares outstanding	40,426		39,794

The valuations of our real properties as of August 31, 2018 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type.

	Office	Industrial	Retail	Multi-Family	Weighted-Average Basis
Capitalization rate	6.19%	5.75%	6.50%	6.19%	6.23%
Discount rate / internal rate of return (“IRR”)	6.93%	8.56%	7.20%	7.83%	7.34%
Average holding period (years)	8.6	10.0	10.0	10.0	9.4

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Multi-Family	Weighted-Average Values
Capitalization rate (weighted-average)	0.25% decrease	3.05%	3.30%	2.23%	3.15%	2.74%
	0.25% increase	(2.81)%	(3.03)%	(2.06)%	(3.02)%	(2.57)%
Discount rate (weighted-average)	0.25% decrease	1.76%	1.58%	1.82%	1.84%	1.70%
	0.25% increase	(1.72)%	(1.55)%	(1.77)%	(1.81)%	(1.67)%

C.	Update to Experts
The following updates the “Experts” disclosure on page 237 of the Prospectus:
The statements included in this Supplement under Section B, “August 31, 2018 NAV Per Share,” relating to the role of Altus as the independent valuation firm, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations.